December 6, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-191259) of Valero Energy Partners LP, a Delaware limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of Valero Energy Partners LP’s (the “Partnership”) proposed initial public offering of up to 17,250,000 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (Washington, D.C. time) on December 10, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Partnership’s initial public offering, dated December 2, 2013, through the date hereof:

Preliminary Prospectus dated December 2, 2013

7,800 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

BY:	/s/ Yaw Asamoah-Duodu
Name: Yaw Asamoah-Duodu
Title: Managing Director

BARCLAYS CAPITAL INC.

BY:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER